Osmetech PLC
No.1 Liverpool Street
London EC2M 7QD UK
December 1, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Osmetech plc

Rule 477 Application for Withdrawal of

Registration Statement on Form F-1

File No. 333-153449

Initially filed on September 11, 2008

and

Registration Statement on Form F-6

File No. 333-153618

Filed on September 22, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Osmetech plc (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form F-1 (File No. 333-153449) initially filed with the Commission on September 11, 2008 and amended on September 26, 2008, together with all exhibits thereto (the "Form F-1") and the Registrant's Registration Statement on Form F-6 (File No. 333-153618) filed with the Commission on September 22, 2008, together with all exhibits thereto (the "Form F-6" and, together with the Form F-1, the "Registration Statements"), effective as of the date first set forth above. The grounds upon which the Registrant is making this application for withdrawal are that the Registrant does not intend to proceed with the public offering of Ordinary Shares represented by American Depositary Shares as described in the Form F-1. The Registrant may undertake a subsequent private offering, in reliance on Rule 155(c) of the Securities Act or otherwise.

The Registrant confirms that the Registration Statements have not been declared effective and no securities have been or will be issued or sold pursuant to the Form F-1 or the prospectus contained therein or the Form F-6.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statements be credited for future use.

Additionally, the Registrant requests that the Commission consent to withdrawal of the Registrant's registration statement on Form 8-A (File No. 001-34188) filed with the Commission on September 26, 2008 with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter.

We would appreciate if you would please provide David S. Rosenthal of Dechert LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statements as soon as it is available. The facsimile number is (212) 698-3599.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact David S. Rosenthal of Dechert LLP, the Registrant's legal counsel, at (212) 698-3616.

Very truly yours,

OSMETECH PLC

by	/s/ David Sandilands
	Name:	David Sandilands
	Title:	Chief Financial Officer

By Facsimile to:

Gabriel Eckstein

               Securities and Exchange Commission

                      Division of Corporation Finance

                           100 F Street, N.E.

                                  Washington, D.C. 20549

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